April 6, 2006
Mr. Brad Skinner
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549
          Re: Management’s Response to Comment Letter Dated March 9, 2006
Dear Mr. Skinner:
Management of Black Box Corporation (the “Company”) has reviewed the comment letter dated March 9, 2006, regarding the Company’s Form 10-K for Fiscal Year Ended March 31, 2005, filed June 14, 2005 and Form 8-K, filed January 31, 2006. Please find our responses detailed below.
Additionally, the Company acknowledges the following as it relates to the comment letter:
–	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

–	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

–	The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 22
1. STAFF COMMENT
     We note that cash provided by operating activities was on a downward trend during the three years ended March 31, 2005. We further note that these cash flows had decreased over 40% between fiscal 2003 and 2005. Tell us how you considered the guidance in Item 303(a)(1) of Regulation S-K during the periods that this trend was known.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 2
COMPANY RESPONSE
     Item 303(a)(1) of Regulation S-K states, “[i]dentify trends that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way... .” The guidance’s instructions further state, “[w]here the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole; Provided, however, that if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financials statements as a whole is not required or generally appropriate.”
     The downward trend in cash provided by operating activities and related cash flows in these periods was primarily related to the overall decrease in Revenue from 2003 to 2004 and Net Income from 2003 to 2004, identifiable in reviewing the consolidated financial statements and further described in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A). The Company discloses, under appropriate captions, the reasons for the downward trend in these items. Since there were no other factors materially affecting cash provided by operating activities, the Company did not repeat those matters in its disclosure of this downward trend of cash provided by operating activities.
2. STAFF COMMENT
     We note that you disclose certain changes in working capital, such as accounts receivable and other current assets, as either a source or use of cash without quantifying or explaining the underlying drivers of these changes. Tell us how you considered the guidance in Section IV of FRR-72 and Instruction 4 to Item 303(a) of Regulation S-K.
COMPANY RESPONSE
     Section IV, Section B of FRR-72 states the following guidance, which is applicable to the comment, “MD&A should focus on primary drivers of and other material factors necessary to an understanding of the Company’s cash flow and the indicative value of historical cash flows.” Section B continues, “[t]he discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reason underlying those changes.”
     Instruction 4 to Item 303(a) of Regulation S-K states, “[w]here the consolidated financial statements reveal material changes from year to year in one or more line items, the cause for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole; Provided, however, that if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate.”
     The Company believes the uses and sources of cash are related to normal business activity and are identifiable in reviewing the consolidated financial statements, which is further described in the MD&A and footnotes. As an example, the negative change in net income from 2004 to 2005 was the most material factor that contributed to the decline in cash provided by operating activities during 2005 and the net income is highlighted in the Statements of Cash Flows and discussed in other areas of the MD&A.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 3
Based on these facts and in conjunction with the response to comment 1 above, the Company believes the referenced disclosure to be in compliance with guidance as outlined. However, the Company does agree that the entire MD&A section could be enhanced further to provide more detailed information to the reader and the Company will consider these enhancements in future filings.
Consolidated Statements of Income, page 36
3. STAFF COMMENT
     We note that you derive revenue from sale of both products and services. However, revenues derived and costs incurred from sales of products and services are not disclosed separately in your consolidated statement of income. Explain to us how you considered Rule 5-03(1) and (2) of Regulation S-X.
COMPANY RESPONSE
     Rule 5-03 (1) states, “[s]tate separately (a) net sales of tangible products ...(d) revenues from services...” and (2) “[s]tate separately the amount of (a) cost of tangible goods sold ... (d) cost of services.”
     As discussed in the MD&A section of the Form 10-K, the Company offers one-source network infrastructure services for: data networks (Data Services), including structured cabling for wired and wireless systems; voice systems (Voice Services), including new and upgraded telephony systems; and 24/7/365 hotline technical support for more than 118,000 network infrastructure products (Hotline Services) that it sells through its catalogs, Internet Website and on-site services offices. The Company believes the product offered to its customers is the “one-source network infrastructure services”. The Company does not price or track the separate components of “product” or “services” within these solutions, but instead manages the overall delivery of the solution to its customers. To further inform the document user, the components of the Company’s revenue and gross profit are disclosed by service type in the Company’s MD&A and Note 19, Segment Reporting. In summary, the Company believes that its revenue and cost of revenues are appropriately disclosed based on the nature of the solutions delivered to its customers.
4. STAFF COMMENT
     We note that you reclassified certain Norstan expenses for purposes of reporting the pro forma information included within your Form 8-K/A filed on April 12, 2005. Please explain to us why you do not consider expenses related to customer support and compensation to your operational employees to be cost of sales.
COMPANY RESPONSE
     The Company views costs associated with customer/technical support centers or call centers as a selling, general and administrative cost. Revenues generated by the “one-source network infrastructure services” are not allocated or specifically priced to include any surcharge for the use of the 24/7/365 customer support centers. In addition, these support centers can offer support to non-customers or non-revenue producing transactions. Therefore, the Company feels costs associated to the support centers are best classified as a selling, general and administrative cost.
1000 Park Drive, Lawrence, PA 15005-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 4
Note 1. Significant Accounting Policies
Revenue Recognition, page 42
5. STAFF COMMENT
     Clarify for us the extent to which you recognize revenue in accordance with SOP 97-2. In this regard, we note that you appear to sell numerous technology products that may be subject to this guidance. As part of your response, describe the nature of your Hotline products and indicate how you considered paragraph 2 of SOP 97-2 in determining the appropriate revenue recognition policy for these products. In addition, explain how your revenue recognition policies for products and services that are within the scope of SOP 97-2 comply with that literature. Describe any services such as maintenance and support that are provided and explain how you considered whether these services should be accounted for as post-contract customer support or as warranty arrangements.
COMPANY RESPONSE
     The Company does not engage in revenue activities that qualify in accordance with SOP 97-2. Hotline Services offers more than 118,000 network infrastructure products that it sells through its catalogs, Internet Website and on-site services offices. Associated revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company’s location. Hotline Services products may contain manufacturer software. In considering paragraph 2 of SOP 97-2, the Company believes all products sold with manufacturer software, as part of the product sale are considered “incidental” as the software is not a focus of the Company’s marketing effort or sold separately, post-contract customer support is not provided and costs associated with SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed are not incurred.
     Within Data Services and Voice Services, revenues are recognized on maintenance service contracts when the services are provided. Service contracts are generally pre-billed and recognized over the service period on a straight-line basis. The FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, references product maintenance contracts that are priced and sold separately from the product should be recognized separately regardless of the pricing and marketing strategies used. Sellers of extended warranty or product maintenance contracts have an obligation to the buyer to perform services throughout the period of the contract. Therefore, revenue should be recognized on income on a straight-line basis over the period that the seller is obligated to perform.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 5
6. STAFF COMMENT
     For products and services that you believe are outside the scope of SOP 97-2, identify for us the accounting literature you follow in determining the timing and amount of revenue recognition. Explain how your revenue recognition policies comply with the identified literature.
COMPANY RESPONSE
     The Company does not believe any of its revenues qualify for treatment under SOP 97-2. The Company has four primary methods to recognize revenue based on its main service offerings, Hotline, Data and Voice Services.
     Hotline Services offers more than 118,000 network infrastructure products that it sells through its catalogs, Internet Website and on-site services offices. Associated revenues are recognized when title to products sold passes to the customer, which generally occurs upon shipment from the Company’s location. This concept of recognition and earned is detailed in FASB Concept Statement 5.
     Within Data Services and Voice Services, revenues are recognized from moves, adds and changes (MAC), when the projects are completed. These MAC tickets or service tickets for customers are performed on an unspecific time and material basis with a short duration. For MAC projects, the Company believes that due to the extreme short nature of the projects (typically less than 1 week) it is appropriate to recognize revenue on both the product used and the installation services performed when the work is 100% completed and invoiced. Applying any other guidance to this scenario would not have a cost-benefit and the difference in revenue recognized under any other type of guidance would have virtually no impact between reporting periods. Losses, if any, on such contracts are recognized in full when they become known. This concept of recognition is detailed in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.
     Data Services and Voice Services also provides solutions based on the customer specifications, including consulting on design of the project and construction of the design, which includes both product and installation to satisfy the customer’s requests. These projects are typically longer than one month and average two to three months. In addition, the scope of work is specific such that revenue and cost estimates are reasonably dependable and able to be monitored and updated as necessary. Income is recognized based on a ratio of estimated costs incurred to total estimated contract costs (cost-to-cost), or on a percent of completion basis. Losses, if any, on such contracts are recognized in full when they become known. Revenue is recognized for these types of projects under SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.
     Data Services and Voice Services provide maintenance service contracts that are generally pre-billed and recognized over the service period on straight-line basis. The FASB Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, provides that product maintenance contracts that are priced and sold separately from the product should be recognized separately regardless of the pricing and marketing strategies used. It provides further guidance that revenue is not recognized until earned and revenue is considered earned when the seller has substantially completed what it must do under the contract.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 6
Sellers of extended warranty or product maintenance contracts have an obligation to the buyer to perform services throughout the period of the contract. Therefore, revenue should be recognized on a straight-line basis over the period that the seller is obligated to perform.
     The referenced services contracts above are separate and distinguishable contracts and typically not bundled as part of other services provided.
7. STAFF COMMENT
     Describe to us the specific nature of your sales and installation arrangements accounted for using the percentage-of-completion method. Indicate whether you are using the percentage-of-completion method in accordance with SOP 97-2 or if you believe that your arrangements are directly subject to the scope of SOP 81-1. As part of your response, tell us whether any elements not within the scope of SOP 81-1 exist and explain how you separate and account for these elements. Refer to the relevant guidance that supports your accounting.
COMPANY RESPONSE
     The Company uses the percentage-of-completion method under SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. These projects are to provide a service to the customer’s specifications, including consulting on design of the project and construction of the design, and include both product and installation. These projects are typically longer than one month and average two to three months. In addition, the scope of work is specific such that revenue and cost estimates are reasonably dependable and able to be monitored and updated as necessary. Using the percentage of completion method, income is recognized based on a ratio of estimated costs incurred to total estimated contract costs (cost-to-cost). Losses, if any, on such contracts are recognized in full when they become known.
     SOP 81-1 states the following, “[c]ontracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications. Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements. Performance will often extend over long periods, and the seller’s right to receive payment depends on his performance in accordance with the agreement. The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets.”
     The Statement further notes that although the guidance uses the terms “long-term” and “construction-type” in identifying the types of contracts that are the primary focus of interest, these characteristics are not used in the SOP as an identifying characteristic because other characteristics are considered more relevant. Contracts that are included under this Statement are those in the construction industry, such as those of general building and design-build contractors.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 7
     The Statement goes on to explain the recommended basis for using percentage-of-completion and the reasons for the recommendation. “Under most contracts for construction of facilities, production of goods, or provision of related services to a buyer’s specifications, both the buyer and the seller obtain enforceable rights. The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell his rights to work-in-progress as the work progresses. This view is consistent with the contractor’s legal rights; he typically has no ownership claim to the work-in-progress but has lien rights. Furthermore, the contractor has the right to require the buyer, under most financing arrangements, to make progress payments to support his ownership investment and to approve the facilities constructed (or goods produced or services performed) to date if they meet the contract requirements. Accordingly, the business activities taking place support the concept that in an economic sense performance is, in effect, a continuous sale (transfer of ownership rights) that occurs as the work progresses. The percentage-of-completion method recognizes the legal and economic results of contract performance on a timely basis.”
     Additionally, ARB No. 45 explains that, in general, when estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, the percentage-of-completion method is the preferred revenue recognition method.
     The Company’s line of business for both Data Services and Voice Services is providing both a product and a service in an integrated product offering, where the product and installation pieces are not intended to be separable and distinguishable services. The costs to complete and monitoring of progress towards completion are reasonably determinable and dependable. The service lines offerings are intended to be a turnkey solution where a customer is contracting with the Company to obtain a service where the aggregate solution is the value to the customer. In addition, although, in many situations, it is possible for the product used in the installation services to be obtained by other vendors, the Company does not believe the product has use to the customer without the installation. Under the percentage-of-completion method, the Company concludes it to be the best revenue recognition method that most closely resembles the work product of the Company and the manner in which the Company earns revenue on that work product.
Note 18. Acquisitions, page 59
8. STAFF COMMENT
     We note that you have allocated a portion of the purchase price for Norstan to deferred revenue. Although it is unclear from the disclosures in your financial statements, the disclosures in your Form 8-K/A filed on April 12, 2005 suggest that you allocated the pre-acquisition carrying value to deferred revenue and made no adjustment to that value. Please provide us with the following:
–	The amount allocated to deferred revenue in your purchase price allocation;

–	A description of the transactions that resulted in the deferred revenue balance; and

–	An explanation of how you determined the fair value of the deferred revenue and how your allocation complies with SFAS 141 and EITF 01-03.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 8
COMPANY RESPONSE
     As part of the purchase price allocation, the Company allocated purchase price to both the tangible asset of deferred revenue and intangible asset of order backlog. The Company and its independent valuation specialist believe these two accounts are related and therefore adjusted the allocation of purchase price accordingly. The deferred revenue amount acquired consisted of arrangements or unperformed deliverables, which had been prepaid to Norstan at time of acquisition. Due to the nature of this balance, the Company chose to allocate purchase price equal to its fair value at time of acquisition. To ensure compliance with SFAS 141 and EITF 01-03, the Company assessed the purchased order backlog, which also included the same contractually binding deferred revenue amount. The Company and the specialist believe value was received from the purchased order backlog and consequently adjusted the value of the order back for selling costs and an estimated cancellation rate based on past experience. The result was a selling cost savings related to the order backlog, which the Company amortized over 12 months. As described above, the overall order backlog amount included all committed or unrealized amounts in deferred revenue. The Company believes that by calculating the selling cost savings associated with the fully inclusive order backlog, it has appropriately complied with the referenced guidance and properly stated the liability at the purchase date.
9. STAFF COMMENT
     We note that you assigned a 20 year life to customer relationships acquired in the Norstan acquisition. We further note from disclosure in Exhibit 99.3 to the Form 8-K filed April 12, 2005 that the Company initially contemplated an estimated life of 7 years. Explain, in detail, your basis for concluding that 20 years represented a reasonable estimated economic life for the customer relationships acquired and explain why the life has changed dramatically since the filing of your Form 8-K/A. Identify any specific objective evidence that you relied on to support this amortization period.
COMPANY RESPONSE
     The Company recognizes the change from 7 to 20 years for the economic life of customer relationships. The basis for this change was the completion of its valuation analysis, completed by an independent valuation specialist. The specialist contemplated several valuation techniques to compute the economic life of the customer relationship; ultimately choosing the Retirement Rate Method. In this method observations were made of fairly recent periods of customer contracts.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 9
From the observed group, estimates were made as to the life characteristics of the population, both past and future. Based on the information available, including management’s calculation of customer attrition rates, the specialist estimated the rate of turnover in the respective customer bases. Due to the nominal value perspective beyond 20 years, the specialist assigned a 20 year life to the respective customer relationship.
     In addition the Company disclosed on Form 8-K/A, filed on April 12, 2005, that the allocation of the purchase price was based upon preliminary estimates of the fair values of certain assets acquired and liabilities assumed as of the date of acquisition. The preliminary allocation of the purchase price was dependent upon certain estimates and assumptions, which were preliminary and had been made solely for the purposes of developing such unaudited pro forma financial statements. Based on the specialist’s valuation report and prior disclosures, the Company believes it appropriately disclosed its estimates as known to management at the date of filing and assigned a supportable economic life to the acquired customer relationships.
Note 19. Segment Reporting, page 62
10. STAFF COMMENT
     Please explain to us how your segment disclosures comply with paragraph 37 of SFAS 131.
COMPANY RESPONSE
     Paragraph 37 of SFAS 131 states, “[a]n enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so”.
     As disclosed in the Company’s Form 10-K, the Company summarizes activity by its reportable segments: North America, Europe, All Other. The Company appropriately provides Revenues, Operating Income, Depreciation, Amortization and Total Segment Assets by reportable segment. The Company further discloses a reconciliation of Total Segment Assets to the Consolidated Asset amount as required by SFAS 131. Since the Company’s reportable segments are primarily geographic, additional information is provided for the reader, such as revenue by service type: Data, Voice and Hotline. Not only does this ensure compliance with paragraph 37 of SFAS 131, but it also provides the financial statement user with (a) better understanding of the enterprise’s performance, (b) better assessment of its prospects for future net cash flows and (c) information to make more informed judgments about the enterprise as a whole. Based on the above information, the Company believes its disclosure is in compliance with paragraph 37 of SFAS 131.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 10
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
11. STAFF COMMENT
     We note that management excluded the Norstan acquisition from their assessment of internal control over financial reporting on page 64. Please explain to us why your independent auditors did not include a similar scope limitation within their audit report.
COMPANY RESPONSE
     Upon discussion with our independent registered auditors, BDO Seidman, LLP, we believe a separate scope limitation should have been included in the Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting. The paragraph should have been as follows:
“As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Norstan, which the Company acquired on January 25, 2005, and whose financial statements reflect total assets constituting 21% of the related consolidated financial statements as of and for the year ended March 31, 2005. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Norstan.”
Both the Company and BDO Seidman, LLP believe that since the Company properly disclosed the exclusion of Norstan from its assessment of internal control over financial reporting, the identified oversight above is not material.
Form 8-K, filed January 31, 2006
Exhibit 99.1
12. STAFF COMMENT
     We note that you provide several non-GAAP measures and provide no substantive information that addresses the disclosures in Question 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain the manner in which management uses the non-GAAP measures and the economic substance behind that decision, why it is useful to an investor to segregate each of the items for which adjustments are made, or how your presentation provides meaningful information. Further, you have not disclosed the material limitations associated with the measures or the manner in which management compensates for such limitations. Note that we believe that detailed disclosures should be provided for each individual non-GAAP measure and each adjustment to your GAAP results. Please explain to us how you have complied with this guidance.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 11
COMPANY RESPONSE
     The Company has reviewed Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and the underlying guidance, Item 10(e) of Regulation S-K.
     Item 10(e)(i) of Regulation S-K, suggests filers must include the following when using a non-GAAP measure: (A) A presentation, with equal or greater prominence of the most directly comparable financial measure calculated and presented in accordance with GAAP; (B) A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure calculated in accordance with GAAP; (C) A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the registrant’s financial condition and results of operations; and (D) A statement disclosing any additional purposes, if not already disclosed in (C).
     Question 8 suggests similar requirements as mentioned above in Item 10(e) and the Staff’s comment. Question 8 also suggests additional requirements for non-GAAP disclosures as mentioned in the Staff’s comment. The additional requirements include; (1) the economic substance behind management’s decision to use such a measure; (2) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and (3) the manner in which management compensates for these limitations when using the non-GAAP financial measure.
     Although the Company has not provided separate detailed disclosures above all non-GAAP reconciliation, the Company does believe it is within compliance of Item 10(e) of Regulation S-K. Item 10(e)(i)(A) is addressed throughout the exhibit by mentioning all GAAP measures first, followed by its comparable (or closest) non-GAAP equivalent. Item 10(e)(i)(B) is addressed beginning on page 8 of the exhibit, by including all necessary reconciliations. Satisfaction of Item 10(e)(i)(C) is included in paragraph 2 and 4 of the exhibit, which details the Company’s reason for presenting the non-GAAP disclosure as useful. Question 8 (1), (2) & (3) (as referenced above) are not labeled as such but the Company feels the same response for Item 10(e)(i)(C) addresses these requirements. In summary, the Company believes these references above allow the reader to understand the Company’s viewpoint and associated comparables, while complying with the guidance.
     Question 9 focuses on the nature of using a non-GAAP financial measure that eliminates recurring restructuring charges or other recurring items if those charges or items are not labeled as non-recurring. The response further focuses on labeling a restructuring charge as a non-recurring item and suggests that management should consider the substantive nature of the charge when determining whether to classify it as recurring or non-recurring. It further suggests that if there were a past pattern, no articulated demonstration that such charge will not continue and no other unusual reason that a Company can substantiate the special nature of the charge, the Company would have a difficult time disclosing why such a non-GAAP financial measure is useful to investors.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

April 6, 2006	Page 12
     The Company believes it has appropriately presented the non-GAAP measures by adjusting for the following items: restructuring charges, satisfaction of a litigation payment and acquisition related expenses. While the Company has had restructuring charges in past years, it is unusual for the Company to have significant charges resulting from its mergers and acquisitions activity and the Company does not have a pattern of these charges.
The Company appreciates the Staff’s consideration in granting additional time to complete and file its responses. If the Staff would like to discuss these responses further, please contact Tim Huffmyer, Corporate Controller at 724-873-6795 or Tim.Huffmyer@Blackbox.com.
Best regards,
/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer
CC: Mr. Fred C. Young
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746